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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questrion Research Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nissim Aboodi 212-558-1055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nissim Aboodi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questrion Research Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT M. HLADEK
Notary Public, State of New York
No. 01HL6010772
Qualified in New York County
Commission Expires ~~Oct. 19, 20~~ 1/10/15

2/16/12

ROBERT M. HLADEK
Notary Public, State of New York
No. 01HL6010772
Qualified in New York County
Commission Expires Oct. 19, 20___

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUESTRION RESEARCH CORPORATION

AUDITED
STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2011

Weintraub & Associates, LLP

Certified Public Accountants

QUESTRION RESEARCH CORPORATION

AUDITED
STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2011

QUESTRION RESEARCH CORPORATION

FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2011

CONTENTS

	PAGE
Facing page to Form X-17A-5	1
FINANCIAL STATEMENT:	
Statement of Financial Condition	2

QUESTRION RESEARCH CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash in bank	$ 9,939
Fees receivable	4,000
Investment, at market value	20,052
Total Assets	$ 33,991

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 3,049
Stockholder's Equity:	
Common stock, $0.01 par value, 200 shares authorized, issued and outstanding	2
Additional paid-in capital	14,998
Retained earnings	15,942
Total Stockholder's Equity	30,942
Total Liabilities and Stockholder's Equity	$ 33,991

See accompanying notes to financial statements.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
White Plains, NY 10601
Tel: 914-761-4773
Fax: 914-761-2902
Website: www.weintraubcpa.com